SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15th April 2003

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

15 April 2003

Six Continents PLC

DEMERGER EFFECTIVE AND TRADING TO COMMENCE IN IHG AND MAB

All the conditions to the demerger and the creation of two separately listed companies, InterContinental Hotels Group PLC (“IHG”) and Mitchells & Butlers plc (“MAB”), have now been satisfied.

Consequently, trading in IHG and MAB shares is expected to commence on the London Stock Exchange at 8.00am (BST) today. Trading in the American depositary shares of IHG and MAB is expected to commence on the New York Stock Exchange at 9.30 am EST (2.30 pm BST) today.

IHG and MAB shares will be listed on the London Stock Exchange and IHG and MAB American depositary shares will be listed on the New York Stock Exchange under the following symbols:

	LSE	NYSE

InterContinental Hotels Group PLC	IHG	IHG

Mitchells & Butlers plc	MAB	MLB

IHG will succeed to Six Continents’ registration under the U.S. Securities Exchange Act of 1934 pursuant to Section 12(g) of the Act.

Shareholders will, on 23 April 2003, be sent share certificates in respect of their holdings in IHG and MAB as well as a cheque in respect of the return of capital (81 pence for every Six Continents share held on 11 April 2003) and in respect of any entitlement to any fraction of an MAB and IHG share. CREST accounts will be credited with the return of capital on 23 April 2003.

–ends–

Note to Editors:

INTERCONTINENTAL HOTELS GROUP

InterContinental Hotels Group PLC of the United Kingdom owns, manages, leases or franchises more than 3,300 hotels and approximately 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic Soft Drinks Limited, the second largest soft drinks manufacturer by volume in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

MITCHELLS & BUTLERS

Mitchells & Butlers plc is the UK's leading operator of managed pubs, with sales of approximately £1.5 billion, EBITDA of £375 million and operating profit of £289 million (for the financial year 2002). MAB has a high quality estate of over 2,100 pubs, bars and restaurants which are predominantly large freehold sites in residential areas and which generate high average weekly sales (approximately three times the industry average). MAB has the leading brand portfolio in the UK pub sector including Ember Inns, Vintage Inns, Toby Carvery, Harvester, O’Neills, Scream, All Bar One and Browns. As at 30 September 2002, MAB had tangible fixed assets with a net book value of approximately £3.5 billion.

For news on Mitchells & Butlers, visit our website at www.mbplc.com.

Enquiries:

IHG
Mark Rigby	020 7409 8105
Dee Cayhill	020 7409 8101
Jo Guano	020 7409 8134

MAB
Bob Cartwright	0121 498 4298
Kate Holligon	020 7409 8146

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Catherine Springett
Name:	CATHERINE SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	15th April 2003